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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

MBT Financial Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

578877102

(CUSIP Number)

12/31/2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 578877102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Monroe Bank & Trust - 38-6048545

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Michigan, Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 867,393

		6.	Shared Voting Power 71,688

		7.	Sole Dispositive Power 2,205,153

		8.	Shared Dispositive Power 463,679

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,668,832

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person (See Instructions)

BK

Item 1.
	(a)	Name of Issuer MBT Financial Corp. TIN: 38-3516922 CIK: 0001118237
	(b)	Address of Issuer's Principal Executive Offices
102 E. Front St. Monroe, MI 48161
Item 2.
	(a)	Name of Person Filing Mobank and Co., nominee account for Monroe Bank & Trust, Trust Department
	(b)	Address of Principal Business Office or, if none, Residence
102 E. Front Street - Monroe, MI 48161
	(c)	Citizenship Michigan, Michigan
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 578877102

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[X]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,668,832
	(b)	Percent of class: 15.4
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 867,393
		(ii)	Shared power to vote or to direct the vote 71,688
		(iii)	Sole power to dispose or to direct the disposition of 2,205,153
		(iv)	Shared power to dispose or to direct the disposition of 463,679

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Mobank and Co. has the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2005
Date

James E. Morr
Signature

James E. Morr, Partner - Mobank and Co.
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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